Itau and Itau BBA subscribe to the
                               Equator Principles

                The following is a Release from our Press Office

In line with its values of social responsibility and corporate governance which have always guided Banco Itau and Banco Itau BBA, both have just subscribed to the Equator Principles. This is a voluntary decision, which reaffirms Banco Itau Holding Financeira's concern with the environment.

In fact, both Banco Itau and Banco Itau BBA have been following the best practices in relation to the preservation of the environment for a long time, during which they have provided long-term loans for large infrastructure projects to the most diverse sectors of the economy. These projects have involved the resources of the Brazil economic and social development bank, the BNDES, and multilateral bodies.

Itau BBA was a pioneer in the adoption of the procedures established by the Equator Principles. In 2000 it created an "Environmental Management System" which was formally approved by the World Bank, through the International Finance Corporation (IFC). The bank followed the directives of this system to transfer more than US$ 200 million from multilateral bodies to its clients between 2000 and 2004.

By adopting the Equator Principles, Banco Itau and Banco Itau BBA will observe the social and environmental policy of the IFC, in loan operations amounting to more than US$ 50 million.

"By subscribing to these principles, we are strengthening Itau's commitment to corporate citizenship and the development of the communities in which we operate. Along with the systematic investments which we have been making in the areas of culture, education and health, we are reaffirming our commitment to and deepening our initiative in the field of environmental responsibility," said Antonio Matias, executive vice-president of Itau and the Itau Social Foundation.

"As banks active in project finance in a developing country, Banco Itau's and Itau BBA's adoption of the Equator Principles is a major step forward and one which IFC welcomes with enthusiasm. The application of agreed environmental and social standards for project finance throughout the world creates tremendous momentum for improving the quality of projects and facilitating positive impact," said Peter Woicke, executive vice president of IFC.

ABOUT ITAU HOLDING FINANCEIRA
Banco Itau Holding Financeira S.A. is one of the largest privately-owned banks in Brazil. It has a market capitalization of R$ 30.5 billion (on June 30th, 2004), the highest value of any bank traded on the Brazilian stock market. It owns Banco Itau which attends to private individuals and companies through its network of branches and platforms, and Banco Itau BBA, which specializes in large corporate clients. It has more than 3,000 attendance points and more than 20,000 electronic cash dispensers, the largest private network of multi-functional equipments in Brazil. Itau Holding focuses on creating value for its shareholders and in practicing the best corporate governance procedures on the domestic and international market. This commitment has been widely recognized. For the fourth consecutive time Itau was chosen to participate in the Dow Jones Sustainability World Index (DJSI World) along with 314 other companies throughout the world. The DJSI is made up of shares from companies which are recognized for their corporate sustainability and ability to create long-term value for their shareholders. These companies have succeeded in taking advantage of business opportunities while managing the associated economic, environmental and social risks. Banco Itau is the only Latin American bank to figure in this list.

ABOUT IFC
The mission of IFC (www.ifc.org) is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses.

                           Sao Paulo, July 12th 2004.
                             Alfredo Egydio Setubal
                           Investor Relations Director
                       Banco Itau Holding Financeira S.A.